SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                       c/o Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 2, 2005
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              506,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                                     0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 506,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                               14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                  14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 to SCHEDULE 13D

         This amendment ("Amendment No. 2") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 2 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons".

ITEM 2   IDENTITY AND BACKGROUND

         Paragraph (b) of Item 2. Identity and Background appearing in the
         Schedule is amended in its entirety to read as follows:

         (b) The address of the principal business of each of Costa Brava, Roark and Mr. Hamot is 420 Boylston Street, 5F, Boston, Massachusetts 02116. The address of the principal business of White Bay and Mr. Siegel is c/o Costa Brava Partnership III, LP, 237 Park Avenue, Suite 800, New York, New York 10017.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3. Source and Amount of Funds or other Consideration is hereby amended and supplemented as follows:

         On June 2, 2005, Costa Brava acquired 70,000 shares of the Redeemable Preferred Stock at $7.85 per share in an open market transaction and paid a total of $549,500 for the shares. The source of funds was from Costa Brava's working capital.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5. Interest in Securities of the Issuer is hereby amended and supplemented as follows:

         (a) Costa Brava is the direct beneficial owner of the 506,811 shares of the Redeemable Preferred Stock currently owned beneficially by Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel. Such shares represent approximately 15.9% of the outstanding Redeemable Preferred Stock, based upon the 3,185,586 shares of the Redeemable Preferred Stock outstanding as of March 31, 2005, as reported in the Issuer's Form 10-Q filed on May 16, 2005.

         Mr. Siegel is the direct beneficial owner of the 14,476 shares of the Redeemable Preferred Stock currently owned by him. Such shares represent approximately 0.45% of the outstanding Redeemable Preferred Stock, based upon the 3,185,586 shares of the Redeemable Preferred Stock outstanding as of March 31, 2005, as reported in the Issuer's Form 10-Q filed on May 16, 2005.

         (c) The table below sets forth purchases of the shares of the Redeemable Preferred Stock by the Reporting Persons during the last 60 days. All of such purchases were effected in open market transactions by Costa Brava.

                                  Shares
                  Date           Purchased        Price
              ------------       ---------        -----
              June 2, 2005          70,000        $7.85


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1   Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.


Dated:  June 3, 2005                   COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC


                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1    Joint Filing Agreement, dated as of June 3, 2005.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 2 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  June 3, 2005                   COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC


                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel